


SEC MAIL PROCESSING
RECEIVED
NOV 0 2 2007
WASH. D.C. 186 SECTION


07027780

Administrator for
ATS Andlauer
Income Fund

190 Attwell Drive
Suite 600
Etobicoke, ON
M9W 6H8

Tel: 416.798.1379
Fax: 416.798.9230

atsincomefund.ca

October 30, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Dear Sirs/Mesdames:

RE: ATS ANDLAUER INCOME FUND SUBMISSION PURSUANT TO RULE 12g3-2(b) File No. 82-34967

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of ATS Andlauer Income Fund's (the "Fund"):

1. Alternative Monthly Reporting Under National Instrument No. 62-103; and

2. Press Release dated October 18, 2007.

As required pursuant to Rule 12g3-2(b), the Fund's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by sending an email to the undersigned at maggiesmith@ats.ca.

Regards,

Maggie Smith, CA
Information & Governance Officer
ATS Andlauer Transportation Services GP Inc.
Administrator for ATS Andlauer Income Fund

PROCESSED
NOV 0 8 2007
THOMSON
FINANCIAL

Enclosures (2)
DS/mm

cc: Brian Mascarenhas
ATS Andlauer Transportation Services GP Inc.

ALTERNATIVE MONTHLY REPORTING
UNDER NATIONAL INSTRUMENT No. 62-103

Re: EARLY WARNING REPORTING SYSTEM

Alternative Reporter:	**Sentry Select Capital Corp.** Suite 2850 130 King Street West Toronto, Ontario M5X 1A4
Reporting Issuer:	**ATS Andlauer Income Fund**
Report Period:	September 30, 2007

Report of Unit Acquisitions:

Sentry Select Capital Corp. reports that, as result of recent purchases, one or more of its mutual funds or other managed client accounts held in the aggregate 1,167,700 units of the Reporting Issuer at the end of the month of September 2007, representing, based on Sentry Select Capital Corp.'s understanding, approximately 10.03% of the total units outstanding.

Purpose of Acquisition:

The securities were acquired for investment purposes only and not for the purposes of exercising control or direction over the Reporting Issuer. Sentry Select Capital Corp. acts as an investment manager on behalf of its mutual funds or other managed client accounts and, in respect of the acquired units, specifically disclaims any beneficial ownership.

Sentry Select Capital Corp. mutual funds or other managed client accounts may, from time to time, acquire additional units, dispose of some or all of the existing units or additional units or may continue to hold the units.

General Nature and Material Terms of Any Agreement with Reporting Issuer:

Sentry Select Capital Corp. has not entered into any acquisition agreements with ATS Andlauer Income Fund, or any other entity in respect to the units of ATS Andlauer Income Fund.

Joint Actors:

Except with respect to its investment management relationship with its clients, Sentry Select Capital Corp. is not a joint actor with anyone else in connection with this report.

Reliance Upon Exemption:

This report has been issued in reliance of the alternative reporting exemption described in National Instrument No. 62-103 respecting Early Warning Reporting. Neither Sentry Select Capital Corp. nor any of its accounts presently intend to:

(a) make a formal take-over bid for any securities of the Reporting Issuer; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer which would result in Sentry Select Capital Corp.'s mutual funds or other managed client accounts controlling the issuer, alone or with others.

Contact Person:

For further information:

Ryan Caughey
Corporate Secretary
Sentry Select Capital Corp.
Suite 2850, 130 King St. W.
Toronto, Ontario M5X 1A4

Telephone: 416-861-8729

Date and Signature:

This report is dated October 10, 2007 and is signed by an authorized officer of the Alternative Reporter.

SENTRY SELECT CAPITAL CORP.

"Ryan Caughey"

Ryan Caughey, Corporate Secretary

FILE No. 82-34[illegible]

For Immediate Release

ATS ANDLAUER INCOME FUND ANNOUNCES DISTRIBUTIONS FOR FOURTH QUARTER 2007

Toronto, Ontario, October 18, 2007–ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today its monthly distributions for each of the months of October, November and December 2007 as follows:

Record Date	Distribution Date	Ex-Distribution Date	Distribution per Unit
October 31, 2007	November 15, 2007	October 29, 2007	$0.0974
November 30, 2007	December 17, 2007	November 28, 2007	$0.0974
December 31, 2007	January 15, 2008	December 27, 2007	$0.0974

On an annualized basis, this raises the Fund's distributions from $0.975 per trust unit originally contemplated in its prospectus dated September 22, 2005, to $1.1688 per trust unit. For those unitholders holding units outside a tax deferred plan, the Fund estimates that 98% of the distributions made in 2007 will be treated as taxable income for Canadian income tax purposes and the balance as return of capital. The proportion of these figures may change when the actual results for the fiscal year are calculated.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com and on the Fund's website at www.atsincomefund.ca.

FORWARD LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Fund's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Fund's website (www.atsincomefund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and the Fund undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance, & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

END